FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 9, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

THE ROYAL BANK OF SCOTLAND GROUP PLC

Receipt of a conversion notice with respect to 51,000,000,000 B Shares and application for listing

9 October 2015

Receipt of Conversion Notice

In accordance with the UKLA Listing Rule 9.6.4, The Royal Bank of Scotland Group plc (“RBSG”) hereby announces that on 8 October 2015 it received a valid notice from The Solicitor for the Affairs of Her Majesty’s Treasury (“HMT”) to convert 51,000,000,000 Series 1 B Shares of 1p each into 5,100,000,000 new RBSG ordinary shares of £1 each (“Ordinary Shares”). Pursuant to RBSG’s Articles of Association and existing shareholder authorisations, the Board will authorise £4,590,000,000 standing to the credit of the company’s capital redemption reserve to be credited to the issued share capital account such that the new Ordinary Shares will be fully paid up and rank pari passu with Ordinary Shares in issue on 9 October 2015. Following this conversion of the B Shares, HMT will hold 72.88 per cent. of the issued Ordinary Share capital of RBSG.

The conversion of these B shares will have no impact on RBSG’s retained earnings.

The Dividend Access Share owned by HMT remains outstanding.

Application for Listing

RBSG confirms that an application will be made to the Financial Conduct Authority and the London Stock Exchange plc for 5,100,000,000 Ordinary Shares to be admitted to the Official List.

These Ordinary Shares:

•	will, when issued, rank pari passu with the existing Ordinary Shares of RBSG in issue on 9 October 2015; and

•	are expected to be admitted to the Official List, and to trading on the London Stock Exchange plc, on or after 14 October 2015.

For further information please contact:

Richard O’Connor	Matthew Richardson
Head of Investor Relations RBS	Head of Debt Investor Relations
Tel: +44 (0)207 672 1758	Tel: +44 (0)207 678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	October 9, 2015	By:	/s/ Andrew James Nicholson
			Name:	Andrew James Nicholson
			Title:	Assistant Secretary